Olive Ventures Holdings, Inc.

222 South Riverside Plaza, Suite 950

Chicago, Illinois 60606

April 15, 2022

VIA EDGAR FILING

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Request for Withdrawal of Olive Ventures Holdings, Inc. Registration Statement on Form S-4 (File No. 333-258688)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Olive Ventures Holdings, Inc. (the “Company”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-4 (File No. 333-258688), together with all exhibits thereto (collectively, the “Registration Statement”), initially filed with the Commission on August 10, 2021, as further amended on November 2, 2021 and December 3, 2021.

The Company requests the withdrawal of the Registration Statement because it no longer plans to consummate the business combination described in the Registration Statement. The Registration Statement has not been declared effective and no securities of the Company were sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Company also requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in the name of Olive Ventures Holdings, Inc. It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Company receives notice from the Commission that this application will not be granted.

Thank you for your assistance in this request. If you have any questions or require any further information, please contact Philippa Bond, P.C at Kirkland & Ellis LLP at 310-552-4222.

Sincerely,

OLIVE VENTURES HOLDINGS, INC.

By:	/s/ Rebecca M. Howard
	Name:	Rebecca M. Howard
	Title:	Chief Executive Officer